Form 51-102F1

Annual Management Discussion and Analysis

For

CanAlaska Ventures Ltd.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of CanAlaska Ventures Ltd. (the “Company” or “CanAlaska”) for the fiscal year ended April 30, 2004 and should be read in conjunction with the audited financial statements for the fiscal year ended April 30, 2004 and related notes contained in the Annual Report.  The date of this management discussion and analysis is August 18, 2004.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of CanAlaska

CanAlaska is an exploration stage Company engaged in the acquisition, exploration and development of mineral properties of merit in Canada, the United States and New Zealand with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information or future events.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for CanAlaska for each of the three most recently completed financial fiscal years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Fiscal years Ended April 30, (audited)
	2004	2003	2002
Total Revenues	$105,050	$142,213	$70,010
General and administrative expenses	742,922	$444,706	$431,071
Mineral property costs	171,313	261,805	273,611
Income (loss) before other items In total Basic and diluted loss per share	(742,922) (0.04)	(444,706) (0.03)	(431,071) (0.04)
Net income (loss) from continuing operations In total Basic and diluted loss per share	(712,481) (0.03)	(558,663) (0.04)	(1,057,328) (0.09)
Totals Assets	4,510,989	2,461,291	2,796,220
Total long term liabilities	Nil	Nil	7,438
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31
	2004	2004	2003	2003	2003	2003	2002	2002
Total revenues	$43,210	$22,999	$23,517	$15,324	$43,848	$49,456	$10,632	$38,277
Net loss	359,605	183,468	124,268	45,140	352,653	33,479	115,259	57,272
Net loss per share	0.01	0.01	0.01	0.01	0.02	0.01	0.01	0.01
Total assets	4,510,989	4,559,741	3,214,347	2,413,239	2,461,291	2,763,002	2,747,774	2,796,400

Results of operations

The fiscal year ended April 30, 2004 resulted in a net loss of $712,481 which compares with a loss of $558,663 for the same period in 2003. General and administrative expenses for the fiscal year ended April 30, 2004 were $742,922 an increase of $298,216 over the same period in 2003. Stock-based compensation expense of $157,000 were recorded under consulting fees. In the previous fiscal year no stock-based compensation amount was recorded.  Travel, food and lodging expense increased by $14,376 while all other general and administrative costs were relatively the same when compared to the previous fiscal year. The Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after 1 May 2002. As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees and non-employees for the fiscal year beginning 1 May 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Mineral property costs of $24,855 were written off as compared to $211,946 the year before. A $49,624 capital gain was realized on the sale of investments as compared to $139,390 over the same period in 2003. Interest income was $15,308, an increase of $12,485 over the same period in 2003 as the Company had significantly higher cash balances.

For the fiscal year ended April 30, 2004, the Company incurred mineral property costs of $171,313 as compared to $261,805 for the same period in 2003.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $83,118 for the period ended April 30, 2004, an increase of $43,551 over the same period in 2003.

Liquidity and Capital Resources

As at April 30, 2004, the Company’s working capital, defined as current assets less current liabilities, was $1,625,636 compared with working capital of $522,942 at April 30, 2003. Flow-through funds of $731,006 must be spent before Dec. 31, 2004 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.

During the fiscal year, the Company completed private placements of 11,118,944 units for gross proceeds of $2,401,630. A further 778,333 shares were issued on the exercise of options and warrants for proceeds of $108,417.

The Company has a portfolio of investments with a book value of $401,244 and market value of $842,196 as at April 30, 2004. The main investments consist of 1,031,800 shares of Pacific North West Capital Corp. and 293,007 shares of Freegold Ventures Limited. Both these companies have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding of 27,314,439 shares at April 30, 2004.

Contractual Commitments

The Company is committed under an operating lease with a Company controlled by Harry Barr, the Chairman and Director, for its office premises with the following minimum basic lease payments to the expiration of the lease on June 30, 2005.  The Company is also responsible for its proportionate share of property taxes and operating costs.

A Company controlled by Harry Barr is entitled to receive compensation from the Company through a management agreement dated June 1, 1995. Compensation due under the agreement is currently $7,718 per month plus benefits.  The Officer and Director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  The current three-year agreement expires in 2007 and the Company may terminate the agreement at any time but will be responsible to pay one year’s compensation. See “related party transactions” for details.  No mineral option payments have been included as they are being funded by various joint venture partners or may be terminated with appropriate notice.  Further information on mineral option payments are disclosed in Note 5 to the audited financial statements to April 30, 2004.

Fiscal year ended April 30,	2005	2006	Thereafter

Office lease	$25,272	$4,212	-

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Critical Accounting Estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 1 to the consolidated financial statements for the fiscal year ended April 30, 2004.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in Accounting Policies

Stock-based Compensation

During the fiscal year, the Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after May 1, 2002. As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees and non-employees for the fiscal year beginning May 1, 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Flow Through Shares

During the fiscal year, the Company adopted the new accounting pronouncement relating to flow through shares effective for all flow through agreements after March 19, 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow through shares whereby the investor can claim the tax deductions arising from the related resources expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a Company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Asset Retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004.  The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred.  These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs.  The asset retirement cost is to be capitalized and amortized into operations over time.  The Company is assessing these requirements to ensure it complies with the new standards starting on May 1, 2004.

Financial Instruments and Other Instruments

CanAlaska’s financial instruments consist of cash, accounts receivable, investments, restricted cash – flow-through, and accounts payable. Unless otherwise noted, it is management’s opinion that CanAlaska  is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Outstanding share data

The Company is authorized to issue 100,000,000 common shares without par value.  As at April 30, 2004, there were 27,314,439 outstanding common shares compared to 14,675,117 outstanding shares at April 30, 2003.  During the fiscal year,12,639,322 common shares were issued representing an 86% increase in the number of shares issued.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  This plan and its terms and outstanding balance are disclosed in Notes 8d to the annual audited financial statements to April 30, 2004.

Related Party Transactions

A total of $95,243 was paid to a Company controlled by Harry Barr, an Officer and Director of the Company for management services during the fiscal year ended April 30, 2004. Mr. Barr currently receives a management fee of $7,718 per month.   Pursuant to an office lease agreement dated July 11, 2000, a total of $40,015 was paid to a Company controlled by Harry Barr for office rent.  A total of $15,937 was paid to a Company controlled by Taryn Downing, an Officer of the Company for corporate secretarial services.  A  total of $13,200 was paid to a Company controlled by Gord Steblin, an Officer of the Company for accounting services.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.

The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

Outlook

CanAlaska currently has two option agreements in which other companies are earning an interest in CanAlaska’s projects by carrying all costs and making significant exploration expenditures.  The Company ended 2004 with a stronger cash position that will enable it to continue its own exploration effects in the United States, Canada and New Zealand seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies exploration and develop such projects in return for the right to earn an interest in them.

Approval

The Board of Directors of CanAlaska has approved the disclosure contained in this annual Management Discussion & Analysis. A copy of this annual Management Discussion & Analysis will be provided to anyone who requests it.